UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

Amgen Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants

    of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California

June 15, 2009

Amgen Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments at fair value	$1,519,345,106	$2,066,663,116
Receivables – due from broker	16,496,533	—

Total assets	1,535,841,639	2,066,663,116

Liabilities
Derivative investments at fair value	60,801,216	—
Other – principally due to broker	40,288,931	—

Total liabilities	101,090,147	—

Net assets reflecting investments at fair value	1,434,751,492	2,066,663,116

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	3,791,063	—

Net assets available for benefits	$1,438,542,555	$2,066,663,116

See accompanying notes.

Amgen Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2008	2007
Additions (deductions) to net assets:
Employer contributions	$141,521,690	$166,189,478
Participant contributions	120,903,404	141,989,817
Rollover contributions	5,487,770	11,886,315
Interest and dividend income	16,113,707	11,672,697
Net realized/unrealized (losses)/gains	(649,987,702)	83,701,146
Transfer from Amgen Mountain View Inc. 401(k)
Retirement Plan	481,592	—
Benefits paid	(262,641,022)	(213,308,768)

Net (decrease)/increase	(628,120,561)	202,130,685

Net assets available for benefits at beginning of year	2,066,663,116	1,864,532,431

Net assets available for benefits at end of year	$1,438,542,555	$2,066,663,116

See accompanying notes.

Amgen Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985, restated effective January 1, 2007 and subsequently amended, with the most recent amendment effective on March 3, 2009. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax elective contributions, Roth elective contributions and, effective January 1, 2008, after-tax elective contributions, or a combination of these types of contributions. During 2007, participants could only make pre-tax elective contributions and Roth elective contributions; prior to 2007, participants could only make pre-tax elective contributions. A participant’s combined pre-tax elective contributions and Roth elective contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $15,500 per year during 2008 and 2007. Participant after-tax elective contributions are subject to IRS and Plan limitations and could not exceed a maximum of $7,500 during 2008. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax elective contributions. Participants may elect to adjust, cease or resume their contributions at any time.

Participants may also contribute pre-tax and after-tax amounts representing certain distributions from other defined benefit or defined contribution plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan). Participants who are at least age 50 before the close of the Plan year can also make certain additional contributions, referred to as catch-up contributions, subject to IRS and Plan limits of $5,000 per year in 2008 and 2007. Catch-up contributions can be made as pre-tax elective contributions, Roth elective contributions or a combination of these types of contributions.

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% of up to 5% of eligible compensation contributed by the participant (Matching Contribution).

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

Also, the Company can, in its discretion, make a special non-elective contribution on behalf of each participant who is in their initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year they previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.

Participants select the investments in which their contributions, including Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Effective October 1, 2008, a maximum of 20% of contributions can be invested in Amgen stock; prior to October 1, 2008, a maximum of 50% of contributions could be invested in Amgen stock. Participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more (50% or more prior to October 1, 2008) of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.

The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Vesting

Participants are immediately vested with respect to their individual contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Investments

Effective October 1, 2008, participants can invest in any of 14 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement under which a wider array of investment options are available. Each asset class has investments in mutual funds, collective trust funds and/or investment portfolios which are separately managed exclusively for the benefit of Plan participants. Prior to October 1, 2008, participants could invest in mutual funds, Amgen stock and investment portfolios which were separately managed exclusively for the benefit of Plan participants. The separately managed portfolios have underlying investments primarily in publicly traded common stocks of domestic and foreign entities, fixed income securities and/or collective trust funds.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, but excluding termination due to death, a participant may elect to receive an amount equal to the value of their account balance in (a) a single lump sum payment in cash, (b) a single sum distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single sum distribution paid in a combination of cash and full shares of Amgen stock, (d) cash installments (as defined in the Plan), or (e) a rollover distribution to an eligible retirement plan (as defined in the Plan). If a participant dies before benefit payments begin, their account balance will be paid to the participant’s beneficiary in a single sum payment in cash or combination of cash and Amgen stock. If a participant dies after benefit payments begin, any undistributed amounts are paid to the participant’s beneficiary, if the beneficiary is the surviving spouse, in the same form of payment and under the same terms elected by the participant. If the beneficiary is not the surviving spouse, undistributed amounts are paid in a single sum payment in cash or combination of cash and Amgen stock, as applicable.

Subsequent to termination of employment, a participant may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to certain restrictions, a participant can have outstanding up to two loans at any one time from their Plan account up to a combined maximum amount (as defined in the Plan) equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). Loans made prior to July 1, 2003 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after July 1, 2003 bear interest at fixed rates based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. As of December 31, 2008, outstanding participant loans bear interest at rates ranging from 5.0% to 11.0%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.

Trustee

Effective October 1, 2008, Merrill Lynch Bank and Trust Company, FSB acts as the Plan’s trustee. Prior to October 1, 2008, Fidelity Management Trust Company acted as the Plan’s trustee.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Fair Value Measurement

The investments of the Plan are reported at fair value. As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at carrying value, plus accrued interest.

Collective Trust Funds

Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments, which are provided by the fund managers, are determined by reference to the fair value of the trusts’ underlying assets, which are principally marketable equity and fixed income securities and short-term investments.

Fully Benefit-Responsive Investment Contracts

The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. In addition, the Plan directly invests in such contracts in the form of security-backed contracts, discussed below. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

the amount participants would receive if they were to initiate qualified transactions related to these investments. As required by the FSP, the Statement of Net Assets Available for Benefits presents these contracts at fair value with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

As of December 31, 2008, the Plan had two security-backed contracts which are fully benefit-responsive investment contracts, sometimes referred to as wrapper contracts. These contracts were issued by financial services companies and are backed by the Plan’s ownership interest in a collective trust fund that invests in fixed income securities. The credit ratings of one contract issuer are “a+” with a negative outlook by A.M. Best Company and “AA-” with a negative outlook by Standard & Poor’s. The credit ratings of the other issuer are “AA-” with a negative outlook by Standard & Poor’s, “Aa3” with a negative outlook by Moody’s Investor Service and “AA-” with a stable outlook by Fitch Ratings. The issuers of the Plan’s security-backed contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan. The interest crediting rates of the security-backed contracts are primarily based on the current yield to maturity of the underlying investments plus or minus amortization of the difference between the contract value and fair value of the underlying investments over the duration of such investments. Accordingly, future crediting rates are impacted by changes in the yield to maturity of underlying investments, the duration of the assets underlying the contract and the difference between the contract value and fair value of the underlying investments. The crediting rates are reset quarterly and are reduced by fees paid to the contract issuers. In no event are the crediting rates less than 0%.

To the extent that the underlying investments of security-backed contracts have unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value in the Statement of Net Assets Available for Benefits. As a result, the future crediting rate may be lower over time than the then-current market rates. Conversely, if the underlying investments generate unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The security-backed contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event which, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (i) material amendments to the Plan’s structure or administration; (ii) changes in or the creation of competing investment options; (iii) complete or partial termination of the Plan; (iv) removal of a specifically identifiable group of employees from coverage under the Plan; (v) any change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (vi) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

These security-backed contracts are evergreen contracts that contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.

The yield earned by the Plan at December 31, 2008 was 3.7%, which represents the annualized earnings of all security-backed contracts divided by the fair value of all security-backed contracts in the Plan at December 31, 2008. The yield earned by the Plan with an adjustment to reflect the actual interest rate credited to participants at December 31, 2008 was 4.2%, which represents the annualized earnings credited to participants divided by the fair value of all security-backed contracts at December 31, 2008.

Other Investments

Common stock (including Amgen stock), preferred stock and mutual funds traded in active markets are valued at closing prices on the last business day of each period presented. Such investments traded in markets that are not considered active are valued using broker or dealer quotations. Fixed income securities are valued using quoted market prices of recent transactions or are benchmarked to transactions of very similar securities. Participant loans are valued at carrying amount, which approximates fair value. Futures contracts, which comprise substantially all derivative assets and liabilities, are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Due from/to Brokers

Purchases and sales of investments are recorded on a trade-date basis. Due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS 157 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The adoption of SFAS 157 did not have a material impact on the financial statements of the Plan.

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible;

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

Level 2 – Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

The following fair value hierarchy table presents information about each major category of the Plan’s financial assets and liabilities as of December 31, 2008:

	Investment Assets and Liabilities at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Amgen stock	$154,332,717	$—	$—	$154,332,717
Cash and cash equivalents	36,305,703	8,697,284	—	45,002,987
Common and preferred stocks	448,604,507	3,262,382	—	451,866,889
Fixed income securities	—	69,958,949	—	69,958,949
Mutual funds	123,758,036	—	—	123,758,036
Collective trust funds	—	584,986,415	—	584,986,415
Loans to participants	—	—	30,056,685	30,056,685
Derivatives	59,336,003	39,487	—	59,375,490
Other	6,938	—	—	6,938

	$822,343,904	$666,944,517	$30,056,685	$1,519,345,106

Liabilities:
Derivatives	$59,393,735	$1,407,481	$—	$60,801,216

	$59,393,735	$1,407,481	$—	$60,801,216

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Loans to participants
Balance as of January 1, 2008	$30,803,169
Issuances, repayments and settlements, net	(746,484)

Balance as of December 31, 2008	$30,056,685

4.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Barclay’s Global Investment Equity Index Fund – Collective trust fund	$220,942,854	$—
Amgen stock	154,332,717	134,982,783
Wells Fargo Stable Return Fund G – Collective trust fund	83,795,423	—
Fidelity Spartan U.S. Equity Index Fund Advantage Class	—	297,115,466
Fidelity Contra Fund	—	224,916,288
Neuberger Berman Genesis Fund Institutional Class	—	153,183,499
Dreyfus Premier Emerging Markets Funds Class I	—	122,535,587
Fidelity Freedom 2030 Fund	—	105,900,704

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in fair value as follows:

	Years ended December 31,
	2008	2007
Amgen stock	$31,496,921	$(68,693,789)
Common and preferred stocks	(196,264,784)	20,175,688
Fixed income securities	(6,598,081)	1,211,828
Mutual funds	(409,693,469)	131,007,419
Collective trust funds	(67,419,463)	—
Other	(1,508,826)	—

	$(649,987,702)	$83,701,146

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

5.	Income Tax Status

The Plan received a determination letter from the IRS dated March 27, 2008, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If, at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status.

6.	Services Provided by the Company

During 2008 and 2007, the Company has paid trustee fees and certain other administrative costs on behalf of the Plan.

7.	Assets Transferred from Amgen Mountain View Inc. 401(k) Retirement Plan

In connection with its acquisition of Avidia, Inc. in September 2006, the Company assumed sponsorship of the Avidia 401(k) Plan, which was subsequently renamed the Amgen Mountain View Inc. 401(k) Retirement Plan (the Avidia Plan). Each participant in the Avidia Plan on July 31, 2008 became a participant in the Plan, and on August 1, 2008, the Company merged the Avidia Plan into the Plan and assets totaling $481,592 held by the Avidia Plan were transferred to the Plan.

8.	Reconciliation of Financial Statement to Form 5500

The reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2008 consists of the following:

December 31, 2008
Net assets available for benefits per the financial statements	$1,438,542,555
Adjustment to contract value for investment contracts	(3,791,063)
Amounts allocated to withdrawing participants	(358,293)
Deemed loan activity	(194,652)

Net assets per the Form 5500	$1,434,198,547

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

For the year ended December 31, 2008, the following is a reconciliation of the net investment loss per the financial statements to the Form 5500:

Year ended December 31, 2008
Interest and dividend income	$16,113,707
Net realized/unrealized losses	(649,987,702)

Total net investment loss per the financial statements	(633,873,995)
Adjustment to contract value for investment contracts	(3,791,063)

Total loss on investments per the Form 5500	$(637,665,058)

For the year ended December 31, 2008, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year ended December 31, 2008
Total distributions per the financial statements	$262,641,022
Amounts allocated to withdrawing participants	358,293
Deemed loan activity	194,652

Total distributions per the Form 5500	$263,193,967

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776 Plan: #001

December 31, 2008

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value
Large Cap Index Asset Class:
Barclay’s Global Investment Equity Index Fund	Common Collective Trust 15,998,758 units	$220,942,854
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund*	Common Collective Trust 8,346 units	21,284,878

Total Large Cap Index Asset Class			$242,227,732
Large Cap Growth Asset Class:
Northern Trust Global Investments Collective Daily Russell 1000 Growth Equity Index Fund*	Common Collective Trust 92,616 units	15,025,121
McDonalds Corporation	Common Stock 101,788 shares	6,330,183
Monsanto Company	Common Stock 78,938 shares	5,553,289
Abbott Laboratories	Common Stock 92,075 shares	4,914,043
Oracle Corporation	Common Stock 271,311 shares	4,810,344
Gilead Sciences Inc.	Common Stock 93,800 shares	4,796,932
Hewlett Packard Company	Common Stock 131,552 shares	4,774,023
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 4,501,958 units	4,501,958
Qualcomm Inc.	Common Stock 115,949 shares	4,154,453
Wal-Mart Stores Inc.	Common Stock 71,701 shares	4,019,558
Apple Inc.	Common Stock 46,149 shares	3,938,817
Microsoft Corporation	Common Stock 200,454 shares	3,896,826
Visa Inc. Class A	Common Stock 68,616 shares	3,598,909
Procter & Gamble Company	Common Stock 55,580 shares	3,435,956
Genzyme Corporation	Common Stock 51,242 shares	3,400,931
Google Inc. Class A	Common Stock 10,855 shares	3,339,541
Cisco Systems Inc.	Common Stock 191,350 shares	3,119,005
Broadcom Corporation Class A	Common Stock 179,315 shares	3,042,976
Amazon.com Inc.	Common Stock 57,665 shares	2,957,061
Kroger Company	Common Stock 108,179 shares	2,857,008
Charles Schwab Corporation	Common Stock 167,853 shares	2,714,183
International Business Machines Corporation	Common Stock 31,607 shares	2,660,045
DIRECTV Group Inc.	Common Stock 114,490 shares	2,622,966
Raytheon Company	Common Stock 51,030 shares	2,604,571
Apollo Group Inc. Class A	Common Stock 31,607 shares	2,421,729
Celgene Corporation	Common Stock 42,994 shares	2,376,708
Emerson Electric Company	Common Stock 64,060 shares	2,345,237
American Tower Corporation Class A	Common Stock 77,580 shares	2,274,646
Colgate-Palmolive Company	Common Stock 32,870 shares	2,252,910
Intel Corporation	Common Stock 144,178 shares	2,113,649
Express Scripts Inc.	Common Stock 37,560 shares	2,065,049
Juniper Networks Inc.	Common Stock 117,260 shares	2,053,223
Lowes Companies Inc.	Common Stock 93,319 shares	2,008,225
Southwestern Energy Company	Common Stock 68,287 shares	1,978,274
General Mills Inc.	Common Stock 32,474 shares	1,972,796
Praxair Inc.	Common Stock 31,213 shares	1,852,804
Terra Industries Inc.	Common Stock 107,850 shares	1,797,860
Sunoco Inc.	Common Stock 40,830 shares	1,774,472
Johnson & Johnson	Common Stock 29,210 shares	1,747,634
Lockheed Martin Corporation	Common Stock 20,600 shares	1,732,048
Genentech Inc.	Common Stock 20,780 shares	1,722,870
Nike Inc. Class B	Common Stock 32,350 shares	1,649,850
Xilinx Inc.	Common Stock 89,440 shares	1,593,821
Alcon Inc.	Common Stock 17,750 shares	1,583,123
H.J. Heinz Company	Common Stock 42,060 shares	1,581,456

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Accenture Ltd. Bermuda Class A	Common Stock 48,010 shares	1,574,248
CA Inc.	Common Stock 84,930 shares	1,573,753
Ross Stores Inc.	Common Stock 52,710 shares	1,567,068
Pepsico Inc.	Common Stock 28,250 shares	1,547,253
St. Jude Medical Inc.	Common Stock 46,880 shares	1,545,165
Exxon Mobil Corporation	Common Stock 19,348 shares	1,544,551
Honeywell International Inc.	Common Stock 45,660 shares	1,499,018
Intercontinentalexchange Inc.	Common Stock 17,995 shares	1,483,508
Baxter International Inc.	Common Stock 27,530 shares	1,475,333
Symantec Corporation	Common Stock 101,880 shares	1,377,418
Norfolk Southern Corporation	Common Stock 29,250 shares	1,376,213
Hudson City Bancorp Inc.	Common Stock 84,790 shares	1,353,248
United Technologies Corporation	Common Stock 24,600 shares	1,318,560
Union Pacific Corporation	Common Stock 27,530 shares	1,315,934
TJX Companies Inc.	Common Stock 62,880 shares	1,293,442
Teva Pharmaceutical Industries Ltd.	Common Stock 30,300 shares	1,289,871
Ensco International Inc.	Common Stock 44,380 shares	1,259,948
Adobe Systems Inc.	Common Stock 57,870 shares	1,232,052
CVS Caremark Corporation	Common Stock 42,850 shares	1,231,509
Ecolab Inc.	Common Stock 34,836 shares	1,224,485
State Street Corporation	Common Stock 30,300 shares	1,191,699
Deere & Company	Common Stock 29,052 shares	1,113,273
Jacobs Engineering Group Inc.	Common Stock 21,496 shares	1,033,958
XTO Energy Inc.	Common Stock 28,932 shares	1,020,432
Mastercard Inc. Class A	Common Stock 7,108 shares	1,015,946
Blackrock Inc.*	Common Stock 7,340 shares	984,661
Precision Castparts Corporation	Common Stock 16,550 shares	984,394
Transocean Ltd.	Common Stock 19,750 shares	933,188
Devon Energy Corporation	Common Stock 13,700 shares	900,227
Entergy Corporation	Common Stock 10,500 shares	872,865
C.H. Robinson Worldwide Inc.	Common Stock 15,735 shares	865,897
First Solar Inc.	Common Stock 6,109 shares	842,798
Wells Fargo & Company	Common Stock 28,091 shares	828,123
Avon Products Inc.	Common Stock 34,450 shares	827,834
McAfee Inc.	Common Stock 23,481 shares	811,738
Expeditors International of Washington Inc.	Common Stock 23,950 shares	796,817
Activision Blizzard Inc.	Common Stock 91,949 shares	794,440
T. Rowe Price Group Inc.	Common Stock 21,551 shares	763,767
Cognizant Technology Solutions Corporation Class A	Common Stock 40,950 shares	739,557
EOG Resources Inc.	Common Stock 11,037 shares	734,843
Stericycle Inc.	Common Stock 13,421 shares	698,966
Consol Energy Inc.	Common Stock 23,400 shares	668,772
CSX Corporation	Common Stock 20,591 shares	668,590
Allergan Inc.	Common Stock 15,350 shares	618,912
Becton Dickinson & Company	Common Stock 9,000 shares	615,510
Gamestop Corporation New Class A	Common Stock 26,950 shares	583,737
Northern Trust Corporation*	Common Stock 10,500 shares	547,470
ABB Ltd.	Common Stock 36,450 shares	547,115
Range Resources Corporation	Common Stock 12,250 shares	421,278
Foster Wheeler Ltd. (Stock merger to Foster Wheeler Company effective 2/9/2009)	Common Stock 17,750 shares	414,995
Spx Corporation	Common Stock 9,500 shares	385,225
Bucyrus International Inc. Class A	Common Stock 17,700 shares	327,804
Amphenol Corporation Class A	Common Stock 13,550 shares	324,929
Intuitive Surgical Inc.	Common Stock 2,450 shares	311,126

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
America Movil S.A.B. de C.V.	Common Stock 8,650 shares	268,064
The Boeing Company	Common Stock 6,150 shares	262,421
Intersil Corporation	Common Stock 26,650 shares	244,914
Autodesk Inc.	Common Stock 10,800 shares	212,220
Pioneer Natural Resources Company	Common Stock 11,800 shares	190,924
Omnicom Group Inc.	Common Stock 6,500 shares	174,980

Total Large Cap Growth Asset Class			198,594,069
Capital Preservation Asset Class:
Wells Fargo Stable Value Fund G	Common Collective Trust 1,971,726 units	83,795,423
Wells Fargo Fixed Income Fund D	Common Collective Trust 5,773,279 units	59,679,754
Fidelity Managed Income Portfolio Fund II	Common Collective Trust 18,852,584 units	18,117,374
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 14,945,550 units	14,945,550
Monumental Life Insurance Company	Wrapper Contract	—
J.P. Morgan Chase Bank	Wrapper Contract	—

Total Capital Preservation Asset Class			176,538,101
Amgen Stock*	Common Stock 2,672,428 shares		154,332,717
Small-Mid Cap Value Asset Class:
Northern Trust Global Investments Collective Daily Russell 2000 Value Fund*	Common Collective Trust 31,519 units	9,462,061
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 2,738,121 units	2,738,121
Hanover Insurance Group Inc.	Common Stock 53,750 shares	2,309,635
CA Inc.	Common Stock 121,500 shares	2,251,395
Safeway Inc.	Common Stock 79,600 shares	1,892,092
BMC Software Inc.	Common Stock 70,000 shares	1,883,700
Anglogold Ashanti Ltd.	Common Stock 67,100 shares	1,859,341
Unum Group	Common Stock 96,800 shares	1,800,480
Griffon Corporation	Common Stock 188,250 shares	1,756,373
Stancorp Financial Group Inc.	Common Stock 41,700 shares	1,741,809
Wausau Paper Corporation	Common Stock 150,083 shares	1,716,950
People’s United Financial Inc.	Common Stock 89,500 shares	1,595,785
Reinsurance Group of America Inc.	Common Stock 35,900 shares	1,537,238
FPL Group Inc.	Common Stock 30,100 shares	1,514,933
First Horizon National Corporation	Common Stock 140,500 shares	1,485,085
Meadowbrook Insurance Group Inc.	Common Stock 228,400 shares	1,470,896
Arrow Electronics Inc.	Common Stock 75,800 shares	1,428,072
Avnet Inc.	Common Stock 77,200 shares	1,405,812
King Pharmaceuticals Inc.	Common Stock 130,400 shares	1,384,848
Keycorp	Common Stock 154,400 shares	1,315,488
Rent A Center Inc.	Common Stock 74,000 shares	1,306,100
Embraer-Empresa Brasileira de Aeronautica SA	Common Stock 78,500 shares	1,272,485
Denbury Resources Inc.	Common Stock 116,400 shares	1,271,088
ICF International Inc.	Common Stock 51,200 shares	1,257,984
Gap Inc.	Common Stock 92,900 shares	1,243,931
Acergy SA	Common Stock 212,500 shares	1,228,250
Manpower Inc.	Common Stock 36,000 shares	1,223,640
Elizabeth Arden Inc.	Common Stock 95,900 shares	1,209,299
MDC Partners Inc. Class A	Common Stock 397,200 shares	1,207,488
Great Plains Energy Inc.	Common Stock 61,900 shares	1,196,527
St. Mary Land & Exploration Company	Common Stock 57,700 shares	1,171,887
General Cable Corporation	Common Stock 65,700 shares	1,162,233
Cash	Cash and Short Term Investments	1,147,438
Approach Resources Inc.	Common Stock 149,600 shares	1,093,576
Wesco International Inc.	Common Stock 56,700 shares	1,090,341
Lorillard Inc.	Common Stock 19,200 shares	1,081,920

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Sepracor Inc.	Common Stock 97,200 shares	1,067,256
Alliance One International Inc.	Common Stock 351,800 shares	1,034,292
Tyco Electronics Corporation	Common Stock 62,700 shares	1,016,367
CIT Group Inc.	Common Stock 218,500 shares	991,990
Gardner Denver Inc.	Common Stock 42,000 shares	980,280
Portland General Electric Company	Common Stock 49,500 shares	963,765
Coherent Inc.	Common Stock 44,400 shares	952,824
Comerica Inc.	Common Stock 45,600 shares	905,160
NRG Energy Inc.	Common Stock 38,700 shares	902,871
Agrium Inc.	Common Stock 26,300 shares	897,619
Rohm & Haas Company	Common Stock 14,500 shares	895,955
Aegean Marine Petroleum Network Inc.	Common Stock 52,700 shares	893,792
Continental Resources Inc.	Common Stock 42,900 shares	888,459
Del Monte Foods Company	Common Stock 121,600 shares	868,224
Berkshire Hills Bancorp Inc.	Common Stock 28,000 shares	864,080
Smithfield Foods Inc.	Common Stock 59,600 shares	838,572
Lincoln Electric Holdings Inc.	Common Stock 16,300 shares	830,159
Validus Holding Ltd.	Common Stock 31,600 shares	826,656
Sauer-Danfoss Inc.	Common Stock 93,400 shares	817,250
Eastman Chemical Company	Common Stock 25,200 shares	799,092
IMS Health Inc.	Common Stock 52,300 shares	792,868
Lincare Holdings Inc.	Common Stock 29,400 shares	791,742
Princeton Review Inc.	Common Stock 160,200 shares	789,786
National City Corporation (Stock merger to PNC Financial Services Corporation effective 12/31/08)	Common Stock 436,000 shares	789,160
Conseco Inc.	Common Stock 151,100 shares	782,698
Petroquest Energy Inc.	Common Stock 114,700 shares	775,372
Acuity Brands Inc.	Common Stock 22,200 shares	775,002
Fifth Third Bancorp	Common Stock 91,700 shares	757,442
Sun Communities Inc.	Common Stock 54,100 shares	757,400
Brocade Communications Systems Inc.	Common Stock 269,300 shares	754,040
Hatteras Financial Corporation	Common Stock 28,200 shares	750,120
CAN Financial Corporation	Common Stock 45,300 shares	744,732
MFA Financial Inc.	Common Stock 124,900 shares	735,661
Lifepoint Hospitals Inc.	Common Stock 31,200 shares	712,608
United Financial Bancorp Inc.	Common Stock 46,700 shares	707,038
Westfield Financial Inc.	Common Stock 67,400 shares	695,568
Kennametal Inc.	Common Stock 31,100 shares	690,109
Aspen Insurance Holdings	Common Stock 28,300 shares	686,275
Alcatel-Lucent	Common Stock 316,300 shares	680,045
Danvers Bancorp Inc.	Common Stock 50,300 shares	672,511
LECG Corporation	Common Stock 96,800 shares	649,528
Interpublic Group Companies Inc.	Common Stock 160,300 shares	634,788
Limited Brands	Common Stock 63,100 shares	633,524
Temple Inland Inc.	Common Stock 130,000 shares	624,000
Gibraltar Industries Inc.	Common Stock 52,100 shares	622,074
Nelnet Inc. Class A	Common Stock 43,000 shares	616,190
Universal Corporation	Common Stock 20,600 shares	615,322
MI Developments Inc.	Common Stock 82,300 shares	613,958
Lakeland Industries Inc.	Common Stock 75,600 shares	611,604
Reliance Steel & Aluminum Company	Common Stock 29,900 shares	596,206
Packaging Corporation of America	Common Stock 43,400 shares	584,164
Titan Machy Inc.	Common Stock 40,300 shares	566,618
DHT Maritime Inc.	Common Stock 100,400 shares	556,216
Maxim Integrated Products Inc.	Common Stock 48,700 shares	556,154
PHH Corporation	Common Stock 43,000 shares	547,390

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Geomet Inc.	Common Stock 314,000 shares	540,080
Tower Group Inc.	Common Stock 18,500 shares	521,885
Century Aluminum Company	Common Stock 52,100 shares	521,000
Westar Energy Inc.	Common Stock 25,400 shares	520,954
ICU Medical Inc.	Common Stock 15,400 shares	510,356
ON Semiconductor Corporation	Common Stock 149,700 shares	508,980
National Semiconductor Corporation	Common Stock 50,000 shares	503,500
Lifetime Brands Inc.	Common Stock 141,800 shares	501,972
WSFS Financial Corporation	Common Stock 10,300 shares	494,297
Rockwood Holdings Inc.	Common Stock 45,400 shares	490,320
Reliant Energy Inc.	Common Stock 82,000 shares	473,960
Con-Way Inc.	Common Stock 17,800 shares	473,480
Domtar Corporation	Common Stock 283,000 shares	472,610
Digi International Inc.	Common Stock 58,100 shares	471,191
Autonation Inc.	Common Stock 46,900 shares	463,372
Capstead Mortgage Corporation	Common Stock 41,400 shares	445,878
Ebay Inc.	Common Stock 31,900 shares	445,324
Murphy Oil Corporation	Common Stock 10,000 shares	443,500
Wisconsin Energy Corporation	Common Stock 10,200 shares	428,196
UGI Corporation	Common Stock 17,500 shares	427,350
Caseys General Stores Inc.	Common Stock 18,700 shares	425,799
Paccar Inc.	Common Stock 14,800 shares	423,280
Life Sciences Research Inc.	Common Stock 43,800 shares	411,720
Carpenter Tech Corporation	Common Stock 19,300 shares	396,422
Brown Shoe Company Inc.	Common Stock 46,500 shares	393,855
Novell Inc.	Common Stock 100,100 shares	389,389
Ness Technologies Inc.	Common Stock 90,900 shares	389,052
Essa Bancorp Inc.	Common Stock 27,500 shares	388,575
Jack In The Box Inc.	Common Stock 17,400 shares	384,366
Bill Barrett Corporation	Common Stock 17,600 shares	371,888
Jones Apparel Group Inc.	Common Stock 56,200 shares	329,332
Zenith National Insurance Corporation	Common Stock 10,400 shares	328,328
DSW Inc. Class A	Common Stock 26,100 shares	325,206
Dress Barn Inc.	Common Stock 30,200 shares	324,348
Radware Ltd.	Common Stock 58,000 shares	314,650
Delphi Financial Group Inc. Class A	Common Stock 16,800 shares	309,792
America’s Car-Mart Inc.	Common Stock 22,400 shares	309,344
Investors Bancorp Inc.	Common Stock 22,700 shares	304,861
Viewpoint Financial Group	Common Stock 18,800 shares	301,740
Foundation Coal Holdings Inc.	Common Stock 21,500 shares	301,430
Tellabs Inc.	Common Stock 72,100 shares	297,052
Delek US Holdings Inc.	Common Stock 56,100 shares	296,769
Ares Capital Corporation	Common Stock 46,500 shares	294,345
Sun Microsystems Inc.	Common Stock 76,500 shares	292,230
Graftech International Ltd.	Common Stock 33,600 shares	279,552
El Paso Electric Company	Common Stock 15,300 shares	276,777
Rackable Systems Inc.	Common Stock 69,600 shares	274,224
Holly Corporation	Common Stock 14,900 shares	271,627
XL Capital Ltd.	Common Stock 72,600 shares	268,620
Airtran Holdings Inc.	Common Stock 60,100 shares	266,844
Magna International Inc. Class A	Common Stock 8,600 shares	257,398
QLogic Corporation	Common Stock 18,400 shares	247,296
Home Federal Bancorp Inc.	Common Stock 22,600 shares	242,272
Vectren Corporation	Common Stock 9,600 shares	240,096
Apollo Investment Corporation	Common Stock 25,500 shares	237,405
Jarden Corporation	Common Stock 20,600 shares	236,900
Genworth Financial Inc. Class A	Common Stock 82,800 shares	234,324

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Seabright Insurance Holdings Inc.	Common Stock 19,300 shares	226,582
Carrols Restaurant Group Inc.	Common Stock 83,600 shares	225,720
Big 5 Sporting Goods Corporation	Common Stock 42,800 shares	222,988
CPI International Inc.	Common Stock 25,600 shares	221,696
Novamed Inc.	Common Stock 63,400 shares	219,364
Tyson Foods Inc. Class A	Common Stock 24,900 shares	218,124
OM Group Inc.	Common Stock 10,200 shares	215,322
Methanex Corporation	Common Stock 18,700 shares	210,188
Goodyear Tire & Rubber Company	Common Stock 35,200 shares	210,144
Zoran Corporation	Common Stock 30,600 shares	208,998
Encore Bancshares Inc.	Common Stock 18,600 shares	204,600
Renasant Corporation	Common Stock 11,900 shares	202,657
Shoe Carnival Inc.	Common Stock 21,100 shares	201,505
RTI International Metals Inc.	Common Stock 14,000 shares	200,340
Prudential Financial Inc.	Common Stock 6,600 shares	199,716
Casual Male Retail Group Inc.	Common Stock 366,100 shares	190,372
Tyco International Ltd.	Common Stock 8,800 shares	190,080
Flushing Financial Corporation	Common Stock 15,800 shares	188,968
Emulex Corporation	Common Stock 26,300 shares	183,574
Beacon Roofing Supply Inc.	Common Stock 13,200 shares	183,216
Actuate Corporation	Common Stock 58,387 shares	172,826
Diana Shipping Inc.	Common Stock 13,200 shares	168,432
Plantronics Inc.	Common Stock 12,700 shares	167,640
New Frontier Media Inc.	Common Stock 98,500 shares	167,450
Meredith Corporation	Common Stock 9,700 shares	166,064
New York Community Bancorp Inc.	Common Stock 13,700 shares	163,852
Ciena Corporation	Common Stock 23,800 shares	159,460
Sovereign Bancorp Inc. (Stock merger to Banco Santander effective 1/30/2009)	Common Stock 52,600 shares	156,748
Omnivision Technologies Inc.	Common Stock 29,000 shares	152,250
Smith & Wesson Holding Corporation	Common Stock 57,519 shares	130,568
Paragon Shipping Inc. Class A	Common Stock 27,000 shares	128,250
Cheesecake Factory Inc.	Common Stock 12,400 shares	125,240
Hercules Offshore Inc.	Common Stock 24,800 shares	117,800
Providence Service Corporation	Common Stock 79,840 shares	115,768
Bancorp Rhode Island Inc.	Common Stock 5,100 shares	108,120
Solutia Inc.	Common Stock 21,100 shares	94,950
Healthtronics Inc.	Common Stock 41,900 shares	94,275
Citadel Broadcasting Corporation	Common Stock 375,400 shares	60,064
Liz Claiborne Inc.	Common Stock 21,400 shares	55,640
Valassis Communications Inc.	Common Stock 40,600 shares	53,592
American Oil & Gas Inc.	Common Stock 59,300 shares	47,440
Lionbridge Technologies Inc.	Common Stock 36,900 shares	46,125
Omnova Solutions Inc.	Common Stock 69,600 shares	45,240
Synthesis Energy Systems Inc.	Common Stock 57,800 shares	39,304
Plato Learning Inc.	Common Stock 27,908 shares	33,490
Geokinetics Inc.	Common Stock 8,610 shares	21,267

Total Small-Mid Cap Value Asset Class			132,028,199
Fixed Income Asset Class:
Cash	Cash and Short Term Investments	31,820,744
Future US 5 year Note March 2009	Derivatives 246 units	29,287,453
Fannie Mae Single Family Mortgage 5.0% Due 1/1/2039	Government Mortgage Backed Securities 15,600,000 units	15,926,633
Future 10 year Treasury Note March 2009	Derivatives 92 units	11,569,000
90 Day Euro Dollar Future March 2009	Derivatives 43 units	10,636,050
Northern Trust Global Investments Collective Daily Lending Aggregate Bond Fund*	Common Collective Trust 20,487 units	7,748,709

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Fannie Mae 30 year Pass-Throughs 5.5% Due 1/1/2039	Government Mortgage Backed Securities 4,700,000 units	4,817,500
US Long Bond Future March 2009	Derivatives 27 units	3,727,266
90 Day Euro Dollar Future June 2009	Derivatives 11 units	2,718,925
Fannie Mae 15 year Pass-Throughs 5.5% Due 1/1/2024	Government Mortgage Backed Securities 1,500,000 units	1,544,532
Fannie Mae Single Family Mortgage 4.5% Due 1/1/2039	Government Mortgage Backed Securities 1,500,000 units	1,520,157
US Treasury Inflation Indexed Bonds 2.375% Due 1/15/2027	Index Linked Government Bonds 1,240,000 units	1,338,247
Fannie Mae 15 year Pass-Throughs 5.0% Due 1/1/2024	Government Mortgage Backed Securities 1,300,000 units	1,334,125
Federal Home Loan Mortgage Corporation Gold Pool 5.5% Due 1/1/2039	Government Mortgage Backed Securities 1,100,000 units	1,125,782
Federal Home Loan Mortgage Corporation Pool 5.5% Due 1/1/2038	Government Mortgage Backed Securities 1,058,757 units	1,084,881
Federal Home Loan Mortgage Corporation Pool 5.5% Due 11/1/2037	Government Mortgage Backed Securities 979,743 units	1,003,972
Fannie Mae Pool 6.0% Due 7/1/2037	Government Mortgage Backed Securities 905,670 units	933,393
CDX North America High Yield 7.625% Due 6/29/2012	Corporate Bonds 1,000,000 units	907,500
Euro-Bond Future March 2009	Derivatives 5 units	867,669
Ginnie Mae Single Family Mortgages 5.0% Due 1/1/2039	Government Mortgage Backed Securities 800,000 units	820,000
Ginnie Mae Pass-Throughs 6.5% Due 1/1/2039	Government Mortgage Backed Securities 700,000 units	727,782
US Treasury Notes 2.625% Due 7/15/2017	Index Linked Government Bonds 660,000 units	706,984
Fannie Mae Pool 5.0% Due 6/1/2035	Government Mortgage Backed Securities 618,614 units	632,849
Russian Federation 7.5% Due 3/31/2030	Government Bonds 607,600 units	536,207
90 Day LIBOR Future March 2009	Derivatives 3 units	529,640
Federal Home Loan Mortgage Corporation 5.6% Adjustable Rate Due 5/1/2037	Government Mortgage Backed Securities 500,841 units	510,781
Holdings III Ltd. 1.071% Variable Rate Due 9/27/2037	Commercial Mortgage Backed Securities 470,226 units	494,912
Federal Home Loan Mortgage Corporation Pool 5.891% Due 8/1/22037	Government Mortgage Backed Securities 480,693 units	494,442
AT&T Inc. 6.4% Due 5/15/2038	Corporate Bonds 460,000 units	492,743
Wells Fargo Mortgage Backed Securities 3.738% Due 9/25/2034	Collateralized Mortgage Obligations 500,000 units	490,327
Thornburg Mortgage Securities Trust Mortgage 0.56% Pass-Throughs Due 1/25/2046	Collateralized Mortgage Obligations 483,038 units	481,196
Fannie Mae Pool 5.5% Due 11/1/2036	Government Mortgage Backed Securities 442,861 units	454,505
Federal Home Loan Mortgage Corporation Pool 5.756% Due 4/1/2037	Government Mortgage Backed Securities 430,309 units	439,221
Wachovia Corporation 5.75% Due 2/1/2018	Corporate Bonds 420,000 units	420,836
AT&T Inc. 5.6% Due 5/15/2018	Corporate Bonds 410,000 units	417,439
Ginnie Mae Pass-Throughs 6.0% Due 1/1/2039	Government Mortgage Backed Securities 400,000 units	412,625
Conoco Inc. 6.95% Due 4/15/2029	Corporate Bonds 380,000 units	408,918
Anadarko Petroleum Corporation 6.45% Due 9/15/2036	Corporate Bonds 500,000 units	394,417
US Treasury Notes 1.25% Due 11/30/2010	Government Bonds 380,000 units	384,081

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Auto Receivables Trust 2006-2 Class A-3 5.33% Due 4/15/2014	Asset Backed Securities 400,000 units	351,999
Comcast Corporation New 5.7% Due 5/15/2018	Corporate Bonds 360,000 units	337,611
Credit Suisse Commercial Mortgage Trust 5.467% Due 9/15/2039	Commercial Mortgage Backed Securities 450,000 units	331,094
LB-UBS Commercial Mortgage Trust 4.954% Due 9/15/2030	Commercial Mortgage Backed Securities 400,000 units	326,521
Comcast Corporation New 6.5% Due 1/15/2017	Corporate Bonds 330,000 units	325,946
Fannie Mae Pool 5.5% Due 5/1/2037	Government Mortgage Backed Securities 313,356 units	321,577
Bayview Commercial Asset Trust 0.709% Variable Rate Due 11/25/2035	Collateralized Mortgage Obligations 403,772 units	318,423
Bear Stearns Structured Products Inc. 1.389% Due 3/25/2037	Collateralized Mortgage Obligations 371,159 units	316,985
Fannie Mae Pool 5.5% Due 2/1/2036	Government Mortgage Backed Securities 306,667 units	314,730
Pepsico Inc. 7.9% Due 11/1/2018	Corporate Bonds 250,000 units	306,412
American Home Mortgage Investment Trust 0.619% Floating Rate Due 3/25/2047	Collateralized Mortgage Obligations 386,442 units	299,302
JP Morgan Chase & Company 5.15% Due 10/1/2015	Corporate Bonds 310,000 units	292,720
General Electric Capital Corporation 5.625% Due 5/1/2018	Corporate Bonds 290,000 units	292,102
Fannie Mae Pool 5.5% Due 12/1/2037	Government Mortgage Backed Securities 279,254 units	286,581
Telefonica Emisiones SAU 6.221% Due 7/3/2017	Corporate Bonds 290,000 units	285,707
TNK-BP Finance SA 7.875% Due 3/13/2018	Corporate Bonds 570,000 units	285,000
RAAC Trust Series 2007 Mortgage Pass-Throughs Class A Variable Rate Due 2/25/2046	Collateralized Mortgage Obligations 417,739 units	282,746
Federal Republic of Germany 3.75% Due 4/1/2015	Government Bonds 190,000 units	281,292
Ginnie Mae 1.139% Due 2/25/2031	Government Mortgage Backed Securities 353,696 units	280,300
Energy Future Holdings Corporation 11.25% Due 11/1/2017	Corporate Bonds 570,000 units	276,450
Merrill Lynch First Franklin Mortgage Loan Trust 1.889% Due 10/25/2037*	Asset Backed Securities 380,006 units	275,088
Wells Fargo & Company 5.625% Due 12/11/2017	Corporate Bonds 260,000 units	271,252
Diageo PLC 7.375% Due 1/15/2014	Corporate Bonds 250,000 units	266,313
Merrill Lynch & Company Inc. 6.875% Due 4/25/2018*	Corporate Bonds 250,000 units	261,507
Energy Transfer Properties 6.7% Due 7/1/2018	Corporate Bonds 310,000 units	261,297
JP Morgan Chase & Company 6.125% Due 6/27/2017	Corporate Bonds 260,000 units	255,872
Wachovia Corporation 5.625% Due 10/15/2016	Corporate Bonds 280,000 units	255,779
Morgan Stanley Capital 5.692% Due 4/15/2017	Commercial Mortgage Backed Securities 340,000 units	255,154
Structured Asset Securities Corporation Mortgage Loan Trust 0.689% Variable Rate Due 4/25/2031	Asset Backed Securities 388,700 units	253,469
Freeport-McMoran Copper & Gold Inc. 8.375% Due 4/1/2017	Corporate Bonds 305,000 units	250,100
Altria Group Inc. 9.7% Due 11/10/2018	Corporate Bonds 230,000 units	248,591

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
HSBC Financial Corporation 4.625% Due 9/15/2010	Corporate Bonds 250,000 units	246,783
Citigroup Inc. 4.125% Due 2/22/2010	Corporate Bonds 250,000 units	246,356
MASTR Specialized Loan Trust 0.689% Variable Rate Due 1/25/2036	Asset Backed Securities 308,185 units	246,205
Wells Fargo Mortgage Backed Securities 5.24% Due 5/25/2036	Collateralized Mortgage Obligations 337,399 units	244,360
Verizon Communications Inc. 5.5% Due 2/15/2018	Corporate Bonds 250,000 units	240,462
Transocean Inc. 5.25% Due 3/15/2013	Corporate Bonds 250,000 units	232,199
Occidental Petroleum Corporation 7.0% Due 11/1/2013	Corporate Bonds 210,000 units	229,203
Enterprise Products Operating, LP 9.75% Due 1/31/2014	Corporate Bonds 220,000 units	224,023
Williams Companies Inc. 7.5% Due 1/15/2031	Corporate Bonds 330,000 units	221,100
Dr Pepper Snapple Group Inc. 6.82% Due 5/1/2018	Corporate Bonds 220,000 units	216,997
Caterpillar Financial Services Corporation 6.2% Due 9/30/2013	Corporate Bonds 210,000 units	216,493
MASTR Specialized Loan Trust 0.739% Due 5/25/2037	Asset Backed Securities 367,298 units	215,883
Verizon Communications Inc. 6.4% Due 2/15/2038	Corporate Bonds 200,000 units	212,740
Harborview Mortgage Loan Trust Mortgage Pass-Throughs 1.389% Due 11/25/2047	Collateralized Mortgage Obligations 404,177 units	212,039
Pemex Project Funding Master Trust 6.625% Due 6/15/2035	Corporate Bonds 250,000 units	211,625
Vale Overseas Ltd. 6.875% Due 11/21/2036	Corporate Bonds 230,000 units	208,771
Countrywide Financial Corporation 1.686% Variable Rate Due 3/24/2009	Corporate Bonds 210,000 units	208,291
John Deere Capital Corporation 4.9% Due 9/9/2013	Corporate Bonds 210,000 units	206,109
Kinder Morgan Energy Partners 6.95% Due 1/15/2038	Corporate Bonds 250,000 units	202,187
Wyeth 5.95% Due 4/1/2037	Corporate Bonds 170,000 units	188,749
Baker Hughes Inc. 7.578% Due 11/15/2018	Corporate Bonds 170,000 units	188,472
Bayview Commercial Asset Trust 0.779% Variable Rate Due 1/25/2036	Collateralized Mortgage Obligations 236,929 units	188,216
Cwalt Inc. Alternative Loan Trust 0.699% Due 8/25/2035	Collateralized Mortgage Obligations 423,317 units	187,892
Residential Accredit Loan Inc. Mortgage Pass-Throughs 5.534% Due 12/26/2034	Collateralized Mortgage Obligations 385,363 units	187,571
Integras Financial BV 6.375% Due 5/14/2017	Corporate Bonds 330,000 units	183,876
Indymac MBS Inc. 0.689% Due 12/31/2040	Collateralized Mortgage Obligations 399,416 units	183,550
HSBK Europe BV 9.25% Due 10/16/2013	Corporate Bonds 250,000 units	182,500
Terwin Mortgage Trust 2006 0.469% Variable Rate Due 10/25/2037	Asset Backed Securities 198,576 units	180,912
Kazmunaigaz Finance Sub BV 8.375% Due 7/2/2013	Corporate Bonds 230,000 units	179,400
WaMu Mortgage Pass-Throughs 5.627% Due 11/25/2036	Collateralized Mortgage Obligations 333,588 units	176,250
Morgan Stanley Global Medium Term Notes 6.625% Due 4/1/2018	Corporate Bonds 200,000 units	175,458
Truman Capital Mortgage Loan Trust 0.649% Floating Rate Due 3/25/2036	Asset Backed Securities 300,598 units	175,228

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
BP Capital Markets PLC 5.25% Due 11/7/2013	Corporate Bonds 160,000 units	167,030
Alternative Loan Trust 0.579% Floating Rate Due 7/25/2036	Collateralized Mortgage Obligations 475,112 units	166,276
Devon Energy Corporation 7.95% Due 4/15/2032	Corporate Bonds 150,000 units	165,674
Wells Fargo Mortgage Backed Securities 0.789% Due 5/25/2033	Collateralized Mortgage Obligations 180,302 units	163,689
Firstenergy Corporation 3.75% Due 11/15/2031	Corporate Bonds 170,000 units	160,823
Master Adjustable Rate Mortgage Trust Mortgage Pass-Throughs 0.589% Due 5/25/2047	Collateralized Mortgage Obligations 416,551 units	160,605
British Telecommunications PLC 9.125% Due 12/15/2030	Corporate Bonds 150,000 units	159,441
Pacific Gas & Electric Company 6.05% Due 3/1/2034	Corporate Bonds 150,000 units	159,309
Federal Home Loan Mortgage Corporation Pool 5.5% Due 11/1/2035	Government Mortgage Backed Securities 154,248 units	158,087
Deutsche Telekom International 5.75% Due 3/23/2016	Corporate Bonds 165,000 units	157,944
Glaxosmithkline Capital Inc. 5.65% Due 5/15/2018	Corporate Bonds 150,000 units	157,549
Verizon Communications Inc. 8.95% Due 3/1/2039	Corporate Bonds 120,000 units	155,003
Bear Stearns Companies Inc. 7.25% Due 2/1/2018	Corporate Bonds 140,000 units	153,420
Duke Energy Corporation 5.625% Due 11/30/2012	Corporate Bonds 150,000 units	152,761
General Motors Acceptance Corporation 8.0% Due 11/1/2031	Corporate Bonds 260,000 units	152,126
WaMu Mortgage Securities Corporation 0.729% Variable Rate Due 12/25/2044	Collateralized Mortgage Obligations 334,482 units	151,905
American Home Mortgage Assets Trust 0.579% Due 9/25/2046	Collateralized Mortgage Obligations 372,282 units	147,482
Royal KPN NV 8.375% Due 10/1/2030	Corporate Bonds 130,000 units	146,834
Countrywide Alternative Loan Trust Mortgage Pass-Throughs 0.579% Due 8/25/2046	Collateralized Mortgage Obligations 372,693 units	145,314
US Treasury Inflation Indexed Bonds 2.0% Due 1/15/2026	Index Linked Government Bonds 140,000 units	143,944
Oncor Electric Delivery Company 6.8% Due 9/1/2018	Corporate Bonds 150,000 units	143,849
Morgan Stanley Notes 5.625% Due 1/9/2012	Corporate Bonds 150,000 units	142,246
Structured Assets Investments II Grantor Trust Mortgage Pass-Throughs 0.569% Due 9/25/2047	Collateralized Mortgage Obligations 451,803 units	139,286
Citigroup Inc. 6.875% Due 3/5/2038	Corporate Bonds 120,000 units	136,546
Wellpoint Inc. 5.875% Due 6/15/2017	Corporate Bonds 150,000 units	136,520
Petrobras International Finance Company 6.125% Due 10/6/2016	Corporate Bonds 140,000 units	136,500
US Treasury Bonds 6.25% Due 8/15/2023	Government Bonds 100,000 units	136,391
XTO Energy Inc. 5.5% Due 6/15/2018	Corporate Bonds 150,000 units	135,792
Cardinal Health Inc. 5.85% Due 12/15/2017	Corporate Bonds 150,000 units	135,252
Time Warner Cable Inc. 7.3% Due 7/1/2038	Corporate Bonds 130,000 units	135,053
WaMu Mortgage Pass-Throughs 2.893% Floating Rate Due 5/25/2047	Collateralized Mortgage Obligations 432,426 units	132,863
American International Group Inc. 8.25% Due 8/15/2018	Corporate Bonds 180,000 units	131,745
US Treasury Bonds 6.375% Due 8/15/2027	Government Bonds 90,000 units	131,709
AES Corporation 8.0% Due 10/15/2017	Corporate Bonds 160,000 units	131,200
Unitedhealth Group Inc. 4.875% Due 2/15/2013	Corporate Bonds 140,000 units	130,707

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
WaMu Mortgage Backed Securities 2.863% Due 7/25/2047	Collateralized Mortgage Obligations 453,712 units	129,412
Lehman XS Trust Series 0.489% Variable Rate Due 5/25/2036	Collateralized Mortgage Obligations 228,102 units	126,782
Thornburg Mortgage Securities Trust 6.201% Due 9/25/2037	Collateralized Mortgage Obligations 162,706 units	124,831
Cwalt Inc. Alternative Loan Trust 0.554% Due 10/25/2036	Collateralized Mortgage Obligations 281,405 units	122,056
Electronic Data Systems Corporation 7.125% Due 10/15/2009	Corporate Bonds 120,000 units	121,995
Dominion Resources Inc. 5.7% Due 9/17/2012	Corporate Bonds 120,000 units	118,822
Goldman Sachs Group Inc. 4.5% Due 6/15/2010	Corporate Bonds 120,000 units	118,247
Federal Agricultural Mortgage Corporation 3.875% Due 8/19/2011	Government Agencies 110,000 units	116,858
Thornburg Mortgage Securities Trust Mortgage Pass-Throughs 6.206% Due 9/25/2037	Collateralized Mortgage Obligations 163,320 units	115,666
General Electric Capital Corporation Variable Rate 6.375% Due 11/15/2067	Corporate Bonds 180,000 units	113,142
Federal Home Loan Mortgage Corporation 4.75% Due 1/19/2016	Government Agencies 100,000 units	112,120
HSBC Bank PLC 6.299% Due 5/17/2017	Corporate Bonds 120,000 units	111,420
TuranAlem Finance 8.25% Due 2/1/2037	Corporate Bonds 240,000 units	110,400
XTO Energy Inc. 7.5% Due 4/15/2012	Corporate Bonds 110,000 units	108,719
Telecom Italia Capital 5.25% Due 10/1/2015	Corporate Bonds 140,000 units	106,575
Daimlerchrysler North American Holding Corporation 5.875% Due 3/15/2011	Corporate Bonds 120,000 units	104,640
Ford Motor Company 12.0% Due 5/15/2015	Corporate Bonds 140,000 units	104,546
Ginnie Mae Jumbo Mortgages 6.0% Due 1/1/2039	Government Mortgage Backed Securities 100,000 units	102,875
Kinder Morgan Energy Partners 5.95% Due 2/15/2018	Corporate Bonds 120,000 units	102,416
Indymac Index Mortgage Loan Trust 5.975% Due 8/25/2037	Collateralized Mortgage Obligations 249,832 units	101,430
Reynolds American Inc. 6.75% Due 6/15/2017	Corporate Bonds 125,000 units	99,223
Fannie Mae Pool 5.5% Due 6/1/2036	Government Mortgage Backed Securities 95,447 units	98,076
LXS 0.509% Variable Rate Due 6/25/2037	Asset Backed Securities 131,613 units	95,691
Suntrust Capital VII 6.1% Due 12/15/2036	Corporate Bonds 130,000 units	91,521
Cwalt Inc. 0.659% Floating Rate Due 8/25/2035	Collateralized Mortgage Obligations 189,027 units	91,163
Amerada Hess Corporation 7.3% Due 8/15/2031	Corporate Bonds 100,000 units	90,986
Citigroup Inc. 6.125% Due 11/21/2017	Corporate Bonds 90,000 units	90,949
Royal KPN NV 8.0% Due 10/1/2010	Corporate Bonds 90,000 units	90,828
America Movil S.A.B. de C.V. 5.625% Due 11/15/2017	Corporate Bonds 100,000 units	88,903
Wells Fargo Capital 5.95% Due 12/15/2086	Corporate Bonds 100,000 units	85,705
Credit Suisse First Boston Mortgage Securities Corporation 1.039% Variable Rate Due 11/25/2031	Collateralized Mortgage Obligations 103,303 units	85,642
Apache Corporation 6.0% Due 9/15/2013	Corporate Bonds 80,000 units	82,966
Bank of America Commercial Backed Securities 5.18% Due 9/10/2047	Commercial Mortgage Backed Securities 100,000 units	81,958
American Express Company 7.0% Due 3/19/2018	Corporate Bonds 80,000 units	80,892

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Weyerhaeuser Company 6.75% Due 3/15/2012	Corporate Bonds 90,000 units	80,564
GMAC Commercial Mortgage Securities 5.238% Due 11/10/2045	Commercial Mortgage Backed Securities 100,000 units	79,688
Bear Stearns Alternative Trust 5.283% Due 5/25/2035	Collateralized Mortgage Obligations 114,416 units	78,787
Fannie Mae 6.0% Due 4/18/2036	Government Mortgage Backed Securities 70,000 units	78,782
Apache Corporation 6.0% Due 1/15/2037	Corporate Bonds 80,000 units	77,574
Time Warner Cable Inc. 6.75% Due 7/1/2018	Corporate Bonds 80,000 units	77,024
US Treasury Inflation Indexed Bonds 1.75% Due 1/15/2028	Index Linked Government Bonds 80,000 units	76,434
Time Warner Cable Inc. 8.75% Due 2/14/2019	Corporate Bonds 70,000 units	76,113
Dominion Resources Inc. 8.875% Due 1/15/2019	Corporate Bonds 70,000 units	75,487
MASTR Adjustable Rate Mortgages Trust 5.65% Due 11/25/2035	Collateralized Mortgage Obligations 139,355 units	74,826
Bank of America Corporation Floating Rate 8.123% Due 12/29/2049	Corporate Bonds 100,000 units	74,800
Federal National Mortgage Association 5.25% Due 8/1/2012	Government Mortgage Backed Securities 70,000 units	73,781
RBSGC Mortgage Loan Trust Mortgage Pass-Throughs 0.839% Due 1/25/2037	Collateralized Mortgage Obligations 145,763 units	73,777
Rio Tinto Finance USA Ltd. 6.5% Due 7/15/2018	Corporate Bonds 100,000 units	73,317
Alcoa Inc. 6.0% Due 7/15/2013	Corporate Bonds 80,000 units	72,335
Icici Bank 6.375% Due 4/30/2022	Corporate Bonds 130,000 units	72,245
Securitized Asset Backed Receivables LLC 0.62% Due 2/25/2037	Asset Backed Securities 150,251 units	69,652
Toyota Motor Credit Corporation 1.461% Variable Rate Due 4/7/2010	Corporate Bonds 70,000 units	68,926
CVS Caremark Corporation 6.943% Due 1/10/2030	Corporate Bonds 108,032 units	67,928
Travelers Companies Inc. 6.25% Due 3/15/2067	Corporate Bonds 100,000 units	65,504
US Treasury Inflation Indexed Bonds 3.875% Due 4/15/2029	Index Linked Government Bonds 40,000 units	65,105
Nelnet Student Loan Trust 2.639% Floating Rate Due 4/25/2024	Corporate Bonds 80,000 units	64,811
Evraz Group SA 8.875% Due 4/24/2013	Corporate Bonds 120,000 units	61,200
Kinder Morgan Energy Partners 6.0% Due 2/1/2017	Corporate Bonds 70,000 units	60,772
Wells Fargo Capital 9.75% Due 12/29/2049	Corporate Bonds 60,000 units	60,600
Time Warner Entertainment Company 8.375% Due 7/15/2033	Corporate Bonds 60,000 units	60,548
JP Morgan Chase & Company 2.125% Due 6/22/2012	Corporate Bonds 60,000 units	60,250
Vedanta Resources PLC 8.75% Due 1/15/2014	Corporate Bonds 100,000 units	60,000
GSAMP Trust 0.589% Floating Rate Due 2/25/2037	Asset Backed Securities 100,000 units	59,883
Structured Assets Mortgage Investments II Inc. Mortgage Pass-Throughs 0.599% Due 8/25/2036	Collateralized Mortgage Obligations 148,531 units	59,009
Countrywide Financial Corporation 6.25% Due 5/15/2016	Corporate Bonds 60,000 units	56,970
Bear Stearns Alternative Trust Floating Rate 5.132% Due 11/25/2034	Collateralized Mortgage Obligations 88,857 units	56,461
Delta Airlines Inc. 6.821% Due 8/10/2022	Corporate Bonds 93,494 units	56,049
Verizon Global Network Technology 7.375% Due 9/1/2012	Corporate Bonds 50,000 units	52,308
American Express Company 6.8% Floating Rate Due 9/1/2066	Corporate Bonds 100,000 units	51,765

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Goldman Sachs Group Inc. 6.15% Due 4/1/2018	Corporate Bonds 50,000 units	48,048
HCA Inc. 9.625% Due 11/15/2016	Corporate Bonds 60,000 units	46,800
FMC Finance III SA 6.875% Due 7/15/2017	Corporate Bonds 50,000 units	46,750
Fannie Mae 6.25% Due 2/1/2011	Government Mortgage Backed Securities 40,000 units	42,386
Wells Fargo & Company 5.3% Due 8/26/2011	Corporate Bonds 40,000 units	40,564
Government of Canada 4.0% Due 1/12/2031	Index Linked Government Bonds 30,000 units	40,498
Allstate Life Insurance Corporation 5.375% Due 4/30/2013	Corporate Bonds 40,000 units	39,376
NRG Energy Inc. 7.375% Due 2/1/2016	Corporate Bonds 40,000 units	37,200
Northwest Airlines Pass-Throughs Trust 7.575% Due 3/1/2019	Asset Backed Securities 40,177 units	33,860
IndyMac INDA Mortgage Loan Trust 6.178% Due 11/25/2037	Collateralized Mortgage Obligations 54,857 units	33,819
Resona Preferred Global Securities Cayman Ltd. 7.191% Due 12/29/2049	Corporate Bonds 70,000 units	33,326
Lehman XS Trust Series 0.45938% Due 8/25/2046	Asset Backed Securities 42,584 units	32,712
Telecom Italia Capital 6.999% Due 6/4/2018	Corporate Bonds 40,000 units	32,450
Pacific Gas & Electric Company 5.625% Due 11/30/2017	Corporate Bonds 30,000 units	30,726
Echostar DBS Corporation 7.75% Due 5/31/2015	Corporate Bonds 35,000 units	29,750
Countrywide Home Loans Inc. 4.125% Due 9/15/2009	Corporate Bonds 30,000 units	29,648
American Express Company 6.15% Due 8/28/2017	Corporate Bonds 30,000 units	28,922
AIFUL Corporation 6.0% Due 12/12/2011	Corporate Bonds 70,000 units	28,353
TXU Corporation 5.55% Due 11/15/2014	Corporate Bonds 60,000 units	28,034
Residential Capital LLC 9.625% Due 5/15/2015	Corporate Bonds 96,000 units	27,840
Community Health Systems Inc. 8.875% Due 7/15/2015	Corporate Bonds 30,000 units	27,600
US Treasury Bonds 5.375% Due 2/15/2031	Government Bonds 20,000 units	27,481
Chesapeake Energy Corporation 7.25% Due 12/15/2018	Corporate Bonds 35,000 units	27,300
Goldman Sachs Capital Floating Rate 5.793% Due 12/29/2049	Corporate Bonds 70,000 units	26,910
Windstream Corporation 8.625% Due 8/1/2016	Corporate Bonds 30,000 units	26,550
AES Corporation 7.75% Due 10/15/2015	Corporate Bonds 30,000 units	25,200
Verizon Communications Inc. 6.1% Due 4/15/2018	Corporate Bonds 25,000 units	24,910
Humana Inc. 7.214% Due 6/15/2018	Corporate Bonds 30,000 units	24,126
TXU Corporation 6.55% Due 11/15/2034	Corporate Bonds 70,000 units	23,631
Interest Rate Swap 3M LIBOR 4.4%	Derivatives 266,000 units	21,841
Graham Packaging Company Limited Partnership 8.5% Due 10/15/2012	Corporate Bonds 30,000 units	21,375
Shinsei Finance (Cayman) Ltd. Variable Rate 6.418% Due 7/20/2016	Corporate Bonds 100,000 units	20,915
Dynegy Holdings Inc. 7.75% Due 6/1/2019	Corporate Bonds 30,000 units	20,700
OPTI Canada Inc. 7.875% Due 12/15/2014	Corporate Bonds 40,000 units	20,400
Wisconsin Power & Light Company 6.375% Due 8/15/2037	Corporate Bonds 20,000 units	20,231
Federal Home Loan Mortgage Corporation 5.45% Due 7/9/2010	Corporate Bonds 20,000 units	20,018
Citigroup Inc. 5.875% Due 5/29/2037	Corporate Bonds 20,000 units	19,985

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
SunGard Data Systems Inc. 10.25% Due 8/15/2015	Corporate Bonds 30,000 units	19,800
Kinder Morgan Energy Partners 7.125% Due 3/15/2012	Corporate Bonds 20,000 units	19,316
Keybank National Association 5.5% Due 9/17/2012	Corporate Bonds 20,000 units	18,645
Anadarko Petroleum Corporation 5.95% Due 9/15/2016	Corporate Bonds 20,000 units	17,666
Credit Default Swap	Derivatives 780,800 units	17,646
Enterprise Products Operating LP 6.3% Due 9/15/2017	Corporate Bonds 20,000 units	16,927
Ford Motor Company 7.45% Due 7/16/2031	Corporate Bonds 60,000 units	16,800
American International Group Inc. 5.85% Due 1/16/2018	Corporate Bonds 20,000 units	13,406
Cwalt Inc. Countrywide Alternative Loan Trust 0.649% Due 7/25/2035	Collateralized Mortgage Obligations 28,068 units	12,840
General Motors Corporation 8.375% Due 7/15/2033	Corporate Bonds 70,000 units	12,250
Residential Capital LLC 8.5% Due 5/15/2010	Corporate Bonds 27,000 units	12,214
Bear Stearns Asset Backed Securities Trust 0.839% Adjustable Rate Due 12/25/2033	Asset Backed Securities 16,557 units	12,211
Wal-Mart Stores Inc. 6.2% Due 4/15/2038	Corporate Bonds 10,000 units	11,445
Realogy Corporation 12.375% Due 4/15/2015	Corporate Bonds 80,000 units	10,800
Countrywide Home Loans Inc. 5.63% Due 7/15/2009	Corporate Bonds 10,000 units	9,956
News America Inc. 6.65% Due 1/15/2037	Corporate Bonds 10,000 units	9,898
Kroger Company 6.15% Due 1/15/2020	Corporate Bonds 10,000 units	9,866
XTO Energy Inc. 6.25% Due 8/1/2017	Corporate Bonds 10,000 units	9,603
Amerada Hess Corporation 7.875% Due 10/1/2029	Corporate Bonds 10,000 units	9,600
Kaupthing Bank 7.625% Due 12/31/2040	Corporate Bonds 310,000 units	9,300
Citigroup Inc. 6.125% Due 8/25/2036	Corporate Bonds 10,000 units	8,958
Terex Corporation 7.375% Due 1/15/2014	Corporate Bonds 10,000 units	8,700
Tenet Healthcare Corporation 9.875% Due 7/1/2014	Corporate Bonds 10,000 units	8,050
Ace Securities Corporation 0.530% Due 2/25/2036	Asset Backed Securities 30,111 units	7,451
Hertz Corporation 8.875% Due 1/1/2014	Corporate Bonds 10,000 units	6,150
OPTI Canada Inc. 8.25% Due 12/15/2014	Corporate Bonds 10,000 units	5,400
Glitnir Banki HF Medium Term In Default 6.375% Due 9/25/2012	Corporate Bonds 100,000 units	4,750
NRG Energy Inc. 7.25% Due 2/1/2014	Corporate Bonds 5,000 units	4,675
Hertz Corporation 10.5% Due 1/1/2016	Corporate Bonds 10,000 units	4,563
TI Acquisitions Inc. 10.5% Due 1/15/2015	Corporate Bonds 10,000 units	4,100
BAC Capital Trust 5.63% Due 3/15/2043	Corporate Bonds 10,000 units	4,007
Fannie Mae	Preferred Stock 4,750 units	3,927
CCH I Holdings LLC 11.0% Due 10/1/2015	Corporate Bonds 20,000 units	3,500
Lehman Brothers Holdings Inc. 6.2% Due 9/26/2014	Corporate Bonds 30,000 units	2,850
Federal Home Loan Mortgage Corporation	Preferred Stock 6,125 units	2,389
Idearc Inc. 8.0% Due 11/15/2016	Corporate Bonds 30,000 units	2,250
Visteon Corporation 12.25% Due 12/31/2016	Corporate Bonds 9,000 units	2,160
Residential Asset Mortgage Products Inc. 1.069% Floating Rate Due 3/25/2033	Asset Backed Securities 3,562 units	1,539
Visteon Corporation 8.25% Due 8/1/2010	Corporate Bonds 4,000 units	1,240

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
RH Donnelley Corporation 8.875% Due 10/15/2017	Corporate Bonds 5,000 units	750
Semgroup LP 8.75% Due 11/15/2015	Corporate Bonds 20,000 units	700
General Motors Corporation 6.25% Due 7/15/2033	Convertible Equity 200 units	640
Lehman Brothers Holdings Inc. 6.5% Due 7/19/2017	Corporate Bonds 180,000 units	18
Lehman Brothers Holdings Inc. 6.75% Due 12/28/2017	Corporate Bonds 130,000 units	13
Lehman Brothers Holdings Inc 5.857% Due 12/31/2049	Corporate Bonds 10,000 units	1

Total Fixed Income Asset Class			168,281,073
International Growth Asset Class:
Northern Trust Global Investments Collective Daily EAFE Index Fund*	Common Collective Trust 52,294 units	7,766,823
Nestle SA	Common Stock 96,900 shares	3,787,326
Cash	Cash and Short Term Investments	3,303,888
Nintendo Company	Common Stock 8,150 shares	3,034,335
Novartis AG	Common Stock 60,550	2,998,060
China Mobile Ltd.	Common Stock 252,000 shares	2,529,690
BHP Billiton PLC	Common Stock 128,560 shares	2,391,793
Roche Holdings AG-Genusscheine	Common Stock 15,260 shares	2,329,826
Bayer AG	Common Stock 39,935 shares	2,306,509
Teva Pharmaceuticals Industries Ltd.	Common Stock 51,525 shares	2,193,419
Syngenta AG	Common Stock 11,330 shares	2,133,257
Goldcorp Inc.	Common Stock 65,260 shares	2,057,648
Nippon Telegraph & Telephone Corporation	Common Stock 378 shares	1,951,506
British American Tobacco	Common Stock 72,851 shares	1,885,347
Encana Corporation	Common Stock 39,200 shares	1,822,016
Japan Steel Works	Common Stock 134,160 shares	1,820,373
GDF Suez	Common Stock 35,390 shares	1,737,773
Rakuten Inc.	Common Stock 2,750 shares	1,729,178
E.ON AG	Common Stock 42,980 shares	1,699,129
Iberdrola SA	Common Stock 182,342 shares	1,657,658
Unilever NV	Common Stock 65,510 shares	1,579,018
Fresenius Medical Care	Common Stock 33,885 shares	1,568,962
Telefonica SA	Common Stock 67,300 shares	1,482,773
British Petroleum	Common Stock 186,900 shares	1,413,443
France Telecom EUR4	Common Stock 48,610 shares	1,348,704
Seven & I Holdings Company	Common Stock 40,000 shares	1,345,836
China Life Insurance Company	Common Stock 432,450 shares	1,314,056
Zurich Financial Services Group	Common Stock 6,095 shares	1,299,915
East Japan Railway	Common Stock 171 shares	1,299,713
BG Group	Common Stock 92,390 shares	1,271,219
Mitsubishi UFJ Financial Group	Common Stock 201,800 shares	1,222,153
Total S.A.	Common Stock 22,090 shares	1,194,778
BAE Systems	Common Stock 218,150 shares	1,181,658
SAP AG	Common Stock 33,105 shares	1,161,484
Autonomy Corporation	Common Stock 80,970 shares	1,107,103
Amec	Common Stock 155,920 shares	1,104,617
China Overseas Land & Investment Ltd.	Common Stock 778,000 shares	1,082,145
Koninklijke Ahold	Common Stock 87,200 shares	1,065,457
Fomento Economico Mexicana SAB de CV	Common Stock 35,300 shares	1,063,589
Carlisle Companies	Common Stock 45,200 shares	1,062,003
Chunghwa Telecom Company Ltd.	Common Stock 67,751 shares	1,056,916
Tokyo Electric Power Company	Common Stock 30,700 shares	1,015,996
Vestas Wind Systems	Common Stock 17,650 shares	1,000,397

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Bank of Communications Company Ltd.	Common Stock 1,342,000 shares	967,947
Kao Corporation	Common Stock 32,000 shares	956,646
Canadian National Railways	Common Stock 25,670 shares	931,148
Industrial & Commercial Bank of China	Common Stock 1,733,000 shares	912,317
Compass Group	Common Stock 181,430 shares	897,327
Banco Bradesco SA	Preferred Stock 89,500 units	866,983
Suez Environment	Common Stock 46,090 shares	772,012
Familymart Company	Common Stock 17,400 shares	750,513
CEZ Group	Common Stock 18,060 shares	733,912
Tesco Corporation	Common Stock 129,000 shares	667,691
Hongkong Land Holdings Ltd.	Common Stock 183,000 shares	453,840
China Railway Group Ltd.	Common Stock 541,000 shares	374,851
Incitec Pivot	Common Stock 135,200 shares	234,711
Gas Natural SDG	Common Stock 4,495 shares	120,529
China Overseas Land & Investment Ltd.	Rights/Warrants 31,120 units	11,163

Total International Growth Asset Class			89,029,079
International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 2,815,626 units	61,662,213
Northern Trust Global Investments Collective Daily EAFE Index Fund*	Common Collective Trust 43,700 units	6,490,347

Total International Value Asset Class			68,152,560
Large Cap Value Asset Class:
Northern Trust Global Investments Collective Daily Russell 1000 Value Fund*	Common Collective Trust 10,963 units	5,904,511
Exxon Mobil Corporation	Common Stock 28,524 shares	2,277,067
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 2,142,928 units	2,142,928
AT&T Inc.	Common Stock 73,205 shares	2,086,346
JP Morgan Chase & Company	Common Stock 46,615 shares	1,469,771
Total S.A.	Common Stock 25,781 shares	1,425,689
Wyeth	Common Stock 32,754 shares	1,228,603
Schering-Plough Corporation	Common Stock 71,531 shares	1,218,173
Bristol-Myers Squibb Company	Common Stock 50,867 shares	1,182,658
DIRECTV Group Inc.	Common Stock 49,705 shares	1,138,742
Northrop Grumman Corporation	Common Stock 24,708 shares	1,112,848
Berkshire Hathaway Inc. Class B	Common Stock 342 shares	1,099,188
Hewlett Packard Company	Common Stock 30,179 shares	1,095,196
General Electric Company	Common Stock 65,947 shares	1,068,341
Royal Dutch Shell PLC	Common Stock 20,114 shares	1,064,835
Time Warner Inc.	Common Stock 105,313 shares	1,059,449
UnitedHealth Group Inc.	Common Stock 39,828 shares	1,059,425
Allstate Corporation	Common Stock 31,021 shares	1,016,248
Metlife Inc.	Common Stock 28,201 shares	983,087
Pfizer Inc.	Common Stock 55,340 shares	980,071
McDonalds Corporation	Common Stock 15,206 shares	945,661
XTO Energy Inc.	Common Stock 26,581 shares	937,512
Johnson & Johnson	Common Stock 15,448 shares	924,254
Wal-Mart Stores Inc.	Common Stock 15,954 shares	894,381
Owens-Illinois Inc.	Common Stock 32,678 shares	893,090
Molson Coors Brewing Company Class B	Common Stock 17,999 shares	880,511
Equitable Resources Inc.	Common Stock 25,817 shares	866,160
PG&E Corporation	Common Stock 22,212 shares	859,827
US Bancorp	Common Stock 33,197 shares	830,257
Novartis AG	Common Stock 16,468 shares	819,448
Siemens AG	Common Stock 10,462 shares	792,497
State Street Corporation	Common Stock 19,353 shares	761,153
PNC Financial Services Group	Common Stock 15,330 shares	751,170

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Kraft Foods Inc. Class A	Common Stock 27,810 shares	746,699
Bank of New York Mellon Corporation	Common Stock 26,355 shares	746,637
Microsoft Corporation	Common Stock 38,257 shares	743,716
United Technologies Corporation	Common Stock 13,612 shares	729,603
Conagra Foods Inc.	Common Stock 43,892 shares	724,218
Travelers Companies Inc.	Common Stock 15,743 shares	711,584
Praxair Inc.	Common Stock 11,931 shares	708,224
Public Service Enterprise Group Inc.	Common Stock 24,267 shares	707,868
Covidien Ltd.	Common Stock 19,446 shares	704,723
Nokia Corporation Sponsored	Common Stock 44,568 shares	695,261
Bank of America Corporation	Common Stock 49,270 shares	693,722
E.I. du Pont de Nemours & Company	Common Stock 27,400 shares	693,220
Wells Fargo & Company	Common Stock 22,254 shares	656,048
Applied Materials Inc.	Common Stock 61,504 shares	623,036
Dr Pepper Snapple Group Inc.	Common Stock 38,254 shares	621,628
American Electric Power Company Inc.	Common Stock 18,667 shares	621,238
Ameriprise Financial Inc.	Common Stock 26,211 shares	612,289
Goodrich Corporation	Common Stock 16,224 shares	600,612
Centurytel Inc.	Common Stock 19,705 shares	538,538
ABB Ltd.	Common Stock 35,440 shares	531,954
International Business Machines Corporation	Common Stock 6,283 shares	528,777
Gap Inc.	Common Stock 38,304 shares	512,891
Estee Lauder Companies Inc. Class A	Common Stock 16,410 shares	508,054
Pactiv Corporation	Common Stock 20,216 shares	502,974
Weyerhaeuser Company	Common Stock 16,111 shares	493,158
Pepsi Bottling Group Inc.	Common Stock 20,801 shares	468,231
Comcast Corporation Class A	Common Stock 27,474 shares	463,761
News Corporation Class A	Common Stock 39,841 shares	362,155
Pulte Homes Inc.	Common Stock 30,554 shares	333,955
Discover Financial Services	Common Stock 34,707 shares	330,758
Leucadia National Corporation	Common Stock 14,759 shares	292,228

Total Large Cap Value Asset Class			59,976,857
Emerging Market-Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund	Common Collective Trust 1,784,839 units	47,655,200
Northern Trust Global Investments Collective Daily Emerging Markets Fund*	Common Collective Trust 491,429 units	3,451,303

Total Emerging Market-Equity Asset Class			51,106,503
Small-Mid Cap Index Asset Class:
Barclay’s Global Investment Extended Equity Market Fund	Common Collective Trust 2,474,581 units	40,904,820
Northern Trust Global Investments Collective Daily Small Cap Equity Fund*	Common Collective Trust 27,316 units	4,761,526

Total Small-Mid Cap Index Asset Class			45,666,346
Real Estate Investment Trust Index (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 3,679,206 units	29,470,437
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 2,943,904 units	2,943,904

Total Real Estate Investment Trust Index (REIT) Asset Class			32,414,341
Participant Loans *	Interest rates 5.0% to 11.0%		30,056,685
High Yield Asset Class:
Blackrock High Yield Bond Fund*	Mutual Fund 4,881,835 units	24,750,902
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 1,837,028 units	1,837,028

Total High Yield Asset Class			26,587,930

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Small-Mid Cap Growth Asset Class:
Northern Trust Global Investments Collective Daily Russell 2000 Growth Fund*	Common Collective Trust 13,875 units	1,825,893
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 777,005 units	777,005
Psychiatric Solutions Inc.	Common Stock 17,744 shares	494,170
Scientific Games Corporation	Common Stock 28,124 shares	493,295
Sybase Inc.	Common Stock 19,373 shares	479,869
Wright Medical Group Inc.	Common Stock 20,232 shares	413,340
FLIR Systems Inc.	Common Stock 13,326 shares	408,842
Russell 2000 Growth Index Fund	Mutual Fund 7,251 units	368,786
SBA Communications Corporation Class A	Common Stock 22,390 shares	365,405
Iron Mountain Inc.	Common Stock 13,593 shares	336,155
Wabtec Corporation	Common Stock 8,396 shares	333,741
Resmed Inc.	Common Stock 8,532 shares	319,779
Cerner Corporation	Common Stock 8,091 shares	311,099
Quanta Services Inc.	Common Stock 15,450 shares	305,910
Isis Pharmaceuticals	Common Stock 21,523 shares	305,196
Dreamworks Animation Inc. Class A	Common Stock 12,005 shares	303,246
New Oriental Education & Technology Group Inc.	Common Stock 5,499 shares	301,950
Signature Bank of New York	Common Stock 10,476 shares	300,556
Affiliated Managers Group Inc.	Common Stock 6,925 shares	290,296
WMS Industries Inc.	Common Stock 10,741 shares	288,933
SAIC Inc.	Common Stock 14,372 shares	279,967
Landstar Systems Inc.	Common Stock 7,174 shares	275,697
MSCI Inc. Class A	Common Stock 15,155 shares	269,153
DeVry Inc.	Common Stock 4,506 shares	258,689
Conceptus Inc.	Common Stock 16,847 shares	256,411
Alexion Pharmaceuticals Inc.	Common Stock 6,875 shares	248,806
Teledyne Technologies Inc.	Common Stock 5,507 shares	245,337
Idex Corporation	Common Stock 9,926 shares	239,713
Integra Lifesciences Holding Corporation	Common Stock 6,632 shares	235,900
Cephalon Inc.	Common Stock 2,960 shares	228,038
Comstock Resources Inc.	Common Stock 4,798 shares	226,706
The Dun & Bradstreet Corporation	Common Stock 2,835 shares	218,862
HIS Inc. Class A	Common Stock 5,696 shares	213,144
Equinix Inc.	Common Stock 3,962 shares	210,739
Gartner Inc.	Common Stock 11,643 shares	207,595
Nuvasive Inc.	Common Stock 5,933 shares	205,578
AMR Corporation	Common Stock 19,051 shares	203,274
Concur Technologies Inc.	Common Stock 6,164 shares	202,302
American Eagle Outfitters Inc.	Common Stock 21,190 shares	198,338
Corinthian Colleges Inc.	Common Stock 12,068 shares	197,553
J.B. Hunt Transport Services Inc.	Common Stock 7,402 shares	194,451
Guess? Inc.	Common Stock 12,657 shares	194,285
Masimo Corporation	Common Stock 6,484 shares	193,418
FTI Consulting Inc.	Common Stock 4,218 shares	188,460
Concho Resources Inc.	Common Stock 8,226 shares	187,717
Strayer Education Inc.	Common Stock 868 shares	186,108
Myriad Genetics Inc.	Common Stock 2,792 shares	184,998
Huron Consulting Group Inc.	Common Stock 3,224 shares	184,638
Solera Holdings Inc.	Common Stock 7,653 shares	184,437
Stericycle Inc.	Common Stock 3,475 shares	180,978
Sapient Corporation	Common Stock 40,657 shares	180,517
OSI Pharmaceuticals Inc.	Common Stock 4,616 shares	180,255
Gymboree Corporation	Common Stock 6,883 shares	179,577
ITC Holdings Corporation	Common Stock 4,056 shares	177,166
Whiting Petroleum Corporation	Common Stock 5,095 shares	170,479

Schedule H, line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Exco Resources Inc.	Common Stock 18,618 shares	168,679
Arena Resources Inc.	Common Stock 5,964 shares	167,529
Genesee & Wyoming Inc. Class A	Common Stock 5,466 shares	166,713
Power Integrations Inc.	Common Stock 8,147 shares	161,962
Qiagen NV	Common Stock 9,002 shares	158,075
Phillips Van Heusen Corporation	Common Stock 7,664 shares	154,276
Greenhill & Company Inc.	Common Stock 2,185 shares	152,447
Petrohawk Energy Corporation	Common Stock 9,728 shares	152,049
Lam Resh Corporation	Common Stock 7,110 shares	151,301
Darden Restaurants Inc.	Common Stock 5,361 shares	151,073
Vertex Pharmaceuticals Inc.	Common Stock 4,959 shares	150,654
PMC-Sierra Inc.	Common Stock 30,998 shares	150,650
Regal Beloit Corporation	Common Stock 3,930 shares	149,301
Nuance Communications Inc.	Common Stock 14,264 shares	147,775
Immucor Inc.	Common Stock 5,529 shares	146,961
Perrigo Company	Common Stock 4,497 shares	145,298
Stanley Inc.	Common Stock 4,008 shares	145,170
Continental Resources Inc.	Common Stock 6,781 shares	140,435
P.F. Chang’s China Bistro Inc.	Common Stock 6,636 shares	138,958
Dollar Tree Inc.	Common Stock 3,131 shares	130,876
Netapp Inc.	Common Stock 9,353 shares	130,661
Silicon Laboratories Inc.	Common Stock 5,173 shares	128,187
F5 Networks Inc.	Common Stock 5,393 shares	123,284
General Cable Corporation	Common Stock 6,875 shares	121,619
Athenahealth Inc.	Common Stock 3,223 shares	121,249
Dolby Laboratories Inc. Class A	Common Stock 3,535 shares	115,807
Xilinx Inc.	Common Stock 6,429 shares	114,565
Las Vegas Sands Corporation	Common Stock 17,030 shares	100,988
Granite Construction Inc.	Common Stock 2,277 shares	100,029
Amdocs Ltd.	Common Stock 4,768 shares	87,207

Total Small-Mid Cap Growth Asset Class			20,586,530
Participant Self-Directed Accounts	Various investments		19,892,538
Inflation Protection Asset Class:
Vanguard Inflation Protected Fund	Mutual Fund 158,732 units	3,590,522
Northern Trust Global Investments Collective Daily Treasury Inflation Protected Securities Fund*	Common Collective Trust 1,827 units	283,318
Northern Trust Global Investments Collective Daily Short Term Investment Fund*	Common Collective Trust 6 units	6

Total Inflation Protection Asset Class			3,873,846

			$1,519,345,106

*	Indicates party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan
(Name of Plan)

Date:	June 23, 2009	By:	/s/ ROBERT A. BRADWAY
Robert A. Bradway
Executive Vice President and Chief Financial Officer
Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1